SCHEDULE 13G


1.
     (a)  Name of Issuer:

          HAROLD'S STORES, INC.

     (b)  Address of Issuer's Principal Executive Offices:

          765 ASP
          NORMAN, OK  73069


2.

     (a)  Name of Person Filing:

          HAROLD G. POWELL

     (b)  Address of Principal Business Office, or, if none,
          Residence:

          765 ASP
          NORMAN, OK  73069

     (c)  Citizenship:

          UNITED STATES

     (d)  Title of Class of Securities:

          COMMON STOCK, PAR VALUE $.01

     (e)  CUSIP Number:

          413353  10  3



3.   NOT APPLICABLE.



4.   OWNERSHIP.

     (a)  Amount Beneficially Owned:

          468,140 (1)

          (1) Included in this amount are 273,865 shares held by The Security National Bank and Trust Company of Norman, Trustee of Elizabeth M. Powell Trust A, over which Mr. Powell possesses a general power of appointment exercisable at his death. Not included are shares held by The Security National Bank and Trust Company of Norman, Trustee of Elizabeth M. Powell Trust B.


     (b)  Percent of Class:
          9.92%

     (c)  Number of shares as to which such person has:

               (i)       sole power to vote or to direct the vote:

                          468,140

               (ii)      shared power to vote or to direct the
                         vote:

                          0

               (iii)     sole power to dispose or to direct the
                         disposition of:

                         468,140

               (iv) shared power to dispose or to direct the disposition of:

                         0



5.   Ownership of Five Percent or Less of a Class.

     Not applicable



6.   Ownership of More than Five Percent on Behalf of Another
     Person.

     Not applicable



7.   Identification and Classification of the Subsidiary Which
     Acquired the Security Being Reported on By the Parent Holding
     Company.

     Not applicable




8.   Identification and Classification of Members of the Group.

     Not applicable.


9.   Notice of Dissolution of Group.

     Not applicable


10.  Certification.

     Not applicable



                            Signature

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Date:     February 14, 1996



                                   Harold G. Powell